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08030045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___ ✕
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 1730
                                    (No. and Street)

Miami   Florida   33131
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George   (603) 773-9940
                                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 21 2008

Kaufman Rossin & Co., P.A.
                        (Name - if individual, state last, first, middle name)

THOMSON FINANCIAL

2699 S. Bayshore Drive   Miami   Florida   33133
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Eduardo Gruener_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GFG Securities, LLC_____, as of _____December 31_____ , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

_____
(Signature)

Manager Member
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007







KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
GFG Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 22, 2008



GFG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$	156,152
ACCOUNTS RECEIVABLE		47,850
PROPERTY AND EQUIPMENT, NET		496
	$	204,498

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	7,896
LEASE COMMITMENT (NOTE 3)		
MEMBER'S EQUITY		196,602
	$	204,498

See accompanying notes.

GFG SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

GFG Securities, LLC, (the Company) incorporated on March 2, 2004, in the State of Delaware, and on January 26, 2005 received authorization from the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc.) to operate as a registered broker dealer.   The Company provides distribution and consulting services for mutual funds.   In addition, the Company provides advisory services in connection with mergers, acquisitions, restructurings and corporate finance.

The Company is a wholly owned subsidiary of GFG Holdings, LLC, (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations.   Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.   The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Receivables

Accounts receivable are uncollateralized customer obligations due under normal trade terms.   The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.   As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2007, management has no allowance for doubtful accounts.   At December 31, 2007, three mutual fund companies accounted for all of the Company's total accounts receivable.

Property and Equipment

Property and equipment is recorded at cost.   Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 3 years.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Revenue Recognition

The Company recognizes its revenues as services are provided and collection is reasonably assured.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $146,235 which exceeded requirements by $141,235, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.05 to 1.

NOTE 3.   RELATED PARTY AND LEASE COMMITMENT

The Company leases its office space facility located in Miami, Florida from the Parent. The current lease expires in 2011.

At December 31, 2007, approximate future minimum lease payments under noncancelable operating leases, with lease terms in excess of one year are as follows:

2007	$	6,000
2008		6,000
2009		6,000
2010		3,500
	$	21,500



**KAUFMAN
ROSSIN &
CO.** PROFESSIONAL
ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:	**Ft. Lauderdale:**	**Boca Raton:**	**Naples:**	**Ft. Myers:**
2699 s. bayshore drive	200 e. broward blvd.	225 n.e. mizner blvd.	5100 tamiami trail north	12730 new brittany blvd.
suite 300	suite 1310	suite 250	naples, florida 34103	suite 202
miami, florida 33133	ft. lauderdale, florida 33301	boca raton, florida 33432		ft. myers, florida 33902

305 858 5600	**954** 713 7444	**561** 394 5100	**239** 332 5711	**239** 332 5711
305 856 3284 fax	**954** 759 7877 fax	**561** 750 9781 fax	**239** 344 2222 fax	**239** 344 2222 fax

World Wide Web:

www.kaufmanrossin.com



END

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